Navigator Fund

Date: 2/13/2008 NAV: 11.27 Day Change: 0.00

Navigator Fund

Formerly Aviemore Fund

20 Phelps Road
Old Chatham, NY 12136
Toll Free (800)-239-9136

Email: support@navfx.com

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Navigator Fund

The Objective of the Fund

• The Navigator Fund seeks capital appreciation.

The Principal Investment Strategies and Policies of the Fund

• Under normal market conditions the Fund invests primarily in common stocks and exchange traded funds.

• The Fund invests in common stocks and exchange traded funds without regard to market capitalization.

• The Fund's investment strategy includes both growth and value style investing.

• The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than diversified portfolios. Also, the Fund may participate in a limited number of industry sectors.

• The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

• The Fund may invests in exchange traded funds that hold foreign securities and American Depositary Receipts ("ADRs").

• The Fund may engage in short-term trading.

• The Fund may invest in other securities as described in the Statement of Additional Information, which is available upon request.

Minimum Investments	Initial	Additional
Regular Account	**$5,000**	**$100**
IRA / Roth IRA	**$1,000**	**$100**
Automatic Investment Plan	**$1,000**	**$100***

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

Navigator Fund

Prospectus
Your Guide To The Navigator Fund

Prospectus - Click Here

Financial Reports

2004 Semi-Annual Report (PDF Format) - Click Here
2005 Annual Report (PDF Format) - Click Here
2005 Semi-Annual Report (PDF Format) - Click Here
2006 Annual Report (PDF Format) - Click Here
2006 Semi-Annual Report (PDF Format) - Click Here
2007 Annual Report (PDF Format) - Click Here

Proxy Voting Policy & Other Documents

Proxy Voting Policies and Procedures
Statement of Additional Information

If you would like to receive an investment kit by mail please click HERE.

To view and print the prospectus, click on Prospectus above. You will need Adobe Acrobat to view the Prospectus (PDF format) - click HERE and follow the instructions, then return to this page and try again. If you have an older computer and would like to view or print a text only version of the prospectus, click HERE.

Navigator Fund

Application (please be patient for downloads)

Regular Account Application (non IRA) - Click Here

IRA Application

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Applications are in the PDF format. You will need Adobe Acrobat to view or print them - click HERE and follow the instructions, then return to this page and try again. If you need any assistance, please contact us.

Navigator Fund

Investment Kit Request for the Navigator Fund

All Navigator Fund investment application materials are available online. To order printed material by mail please fill out the form below.

Please send me the following item(s):

☐ Regular (Non-IRA) Investment Kit
☐ IRA Kit

Please provide the following contact information:

(fields marked "*" must be filled in)

First Name ______ *

Last Name ______ *

Address ______ *

City ______ *

State ______ *

Zip ______ *

E-Mail ______

Phone ______

How Did You Find The Navigator Fund? ______

Any additional information? ______

[Submit] [Reset]

Management

Aviemore Asset Management, LLC (Aviemore) is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is co-managed on a day-to-day basis by Paul Michael Frank and Mark Grimaldi. Mr. Frank is the president of the Adviser. Mr. Frank has managed the Fund since its inception and Mr. Grimaldi has co-managed the Fund since January 1, 2008. Mr. Frank was born in 1962 in Quebec, Canada. His formal education includes a B.A. in History and Economics from Drew University. Mr. Frank also completed a MBA in Finance from Fordham University's Graduate School of Business Administration in 1992, earning the Dean's award for academic excellence and being named class valedictorian. After completing his Master’s Degree Mr. Frank joined Signalert, a registered investment adviser, and worked as an analyst and trader. In 1993 Mr. Frank started Aviemore Asset Management and has been managing assets since that time. The Adviser serves as investment adviser to individuals, trusts, and retirement plans.

Mr. Grimaldi graduated Albany State University in 1985 with a BA degree in Economics. His career in money management began as in Investment Coordinator at Meyer Handleman Company in NY. After two years, he joined Prime Financial Services as Director of Operations. In 1992, Mr. Grimaldi accepted a position as Manager, Securities Operations at Marshall & Sterling Consultants in Poughkeepsie, NY. Mr. Grimaldi has been a portfolio manager since August 1, 1993. Mr. Grimaldi is a part owner of the Adviser. Mr. Grimaldi is also a founder, Chief Compliance Officer and President of Navigator Money Management, Inc. Mr. Grimaldi also serves as Vice President of Prestige Financial, Inc. In 1997, he earned the Certified Fund Specialist (CFS) designation. Mr. Grimaldi has held various securities licenses including Series 6, 7, 24, & 63. From March of 1989 though October 2005, Mr. Grimaldi coordinated and taught securities training classes at Dutchess Community College, Poughkeepsie, New York. In 2004, Mr. Grimaldi became Chief Portfolio Manager of the Navigator Newsletters.

Under the Management Agreement, Aviemore Asset Management pays all operating expenses of the Fund, with the exception of taxes, borrowing expenses (such as (a) interest and (b) dividend expenses on securities sold short), brokerage commissions and extraordinary expenses. For its services, the Adviser receives an annual investment management fee of 1.75% of the average daily net assets of the Fund.

Contact Information

Shareholder Services
1-800-239-9136

Portfolio Manager
Paul Michael Frank
support@navfx.com